SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 0-8836


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: September 30, 1999

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION



Full Name of Registrant Starmet Corporation


Former Name if Applicable

Address of Principal Executive Office (Street and Number) 2229 Main Street

City, State and Zip Code  Concord, Massachusetts 01742

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
     |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On September 14, 1999, the Registrant dismissed Arthur Andersen LLP ("AA") as its independent public accountants and appointed BDO Seidman, LLP ("BDO") as its new independent public accountants. In connection with BDO's audit of the Registrant's financial statements for the year ended September 30, 1999, BDO required access to certain of the work papers prepared by AA in connection with prior years' audits. The Registrant was unable to arrange for BDO to have access to the AA work papers until December 20, 1999. As a result, the completion of BDO's audit of the Registrant's financial statements was delayed. Because of the necessity to involve management in the negotiations regarding access to the AA work papers and the delay in receipt of the audited financial information, the Registrant was not able to devote sufficient management resources and did not have all the required information to timely prepare and file its Annual Report on Form 10-K for the year ended September 30, 1999.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Gary Mattheson                     978            369-5410
        (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              STARMET CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date                            By /s/ Gary Mattheson
                                   Gary Mattheson, Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative

     (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

             EXPLANATION OF ANTICIPATED CHANGE IN OPERATING RESULTS


As previously announced in the Registrant's press release dated December 2, 1999:

The Registrant finished fiscal 1999 with five consecutive profitable months. The fourth quarter was the first profitable quarter in eighteen months. In the quarter, the Registrant generated net income of $553,000 on revenues in excess of $6.0 million, a profitability rate of 9.2%. Compared to the Registrant's last profitable quarter, net income more than doubled on $4.7 million (44%) less in sales, reflecting the Registrant's success in bringing its cost structure in line with the current levels of revenue.

Compared to the third quarter of fiscal 1999, revenues increased by $387,000 and net income improved by $1,371,000. The profit improvement for the quarter is attributable in part to reduced direct and indirect manufacturing costs but more significantly to reduced selling, general and administrative expenses. This is a further reflection of the aggressive cost reductions, comprehensive restructuring of the organization and spending curbs implemented by the Registrant over the past year.

The Registrant generated net income of $553,000 for the fourth quarter, or $0.12 per share on average shares outstanding of 4,791,000. This compares with a net loss of $817,000, or $0.17 per share for the third quarter. For the year, the Registrant sustained a net loss of $2,442,000, or $0.51 per share. This compares to a net loss of $19,031,000 for fiscal 1998, or $3.97 per share.

Despite the reported net loss, in fiscal year 1999 the Registrant generated positive cash flow from operations, reduced trade accounts payable by $2.3 million, and paid down it's revolving line of credit by $1.0 million.

                                FOURTH QUARTER ENDED          TWELVE MONTHS ENDED
                                --------------------          -------------------

                             9/30/99         9/30/98         9/30/99        9/30/98
                             -------         -------         -------        -------

Sales                     $  6,025,000   $  8,625,000    $ 25,001,000    $ 34,823,000

Gross Profit              $  2,057,000   $(10,066,000)   $  5,704,000    $ (5,205,000)

Operating Income (Loss)   $    823,000   $(14,664,000)   $   (933,000)   $(17,762,000)

Net Income (Loss)         $    553,000   $(14,980,000)   $ (2,442,000)   $(19,031,000)

                                                      40 Broad Street, Suite 500
                       BDO Seidman, LLP         Boston, Massachusetts 02109-4307
                  Accountants and Consultants          Telephone: (617) 422-0700
                                                             Fax: (617) 422-0909


December 30, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Starmet Corporation (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended September 30, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended September 30, 1999 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements  made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we did not have access to the predecessor auditor's workpapers until recently and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,


/s/ BDO Seidman, LLP